Filed pursuant to 424(b)(3)
Registration #333-118860

SUPPLEMENT NO. 24
DATED JUNE 23, 2005
TO THE PROSPECTUS DATED DECEMBER 21, 2004
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 24 to you in order to supplement our prospectus. This Supplement updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 24 supplements, modifies or supersedes certain information contained in our prospectus and Supplement No. 23 dated June 16, 2005 (Supplement No. 23 superseded certain information contained in our prospectus and prior supplements dated between December 29, 2004 and June 16, 2005), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 110 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

The following table provides information regarding the properties we have acquired since June 16, 2005, the date of our last supplement, Supplement No. 23. We have purchased these properties from unaffiliated third parties. We purchased these properties with our own funds, unless noted otherwise. However, we expect to place financing on these properties that do not currently have financing at a later date.

	Year	Date	Approximate Acquisition Costs Including Expenses	Gross Leasable Area	Physical Occupancy as of 06/01/05	No. of
Property	Built	Acquired	($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants **
CVS Drug Store 100 SW Wilshire Blvd. Burleson, TX	1999	06/17/05	3,986,000	10,908	100	1	CVS Drug Store

Fisher Scientific Richard Allan Industrial/Office Building 4481 Campus Drive Kalamazoo, MI (1)	2001	06/17/05	14,000,000	114,700	100	1	Richard Allen Scientific

Home Depot Center 3550 William Penn Highway Pittsburgh, Pa (2)	1996	06/17/05	17,705,000	136,123	100	1	Home Depot

Home Depot Plaza 440 Boston Post Road Orange, CT (2)	1992	06/17/05	28,363,000	135,643	100	4	Home Depot Office Max

Century III Plaza 9971 Mountain View Drive West Mifflin, PA (2)	1996	06/17/05	42,903,000	283,839	100	4	Home Depot Giant Eagle Circuit City
*	Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

**	Major tenants include tenants leasing more than 10% of the gross leasable area of the individual property.

(1)	On June 17, 2005, the seller paid to us all amounts due under their loan ($12.2 million) to us prior to our acquisition of this property.

(2)	These properties were purchased from affiliated sellers.

Potential Property Acquisitions

We are currently considering acquiring the properties listed below. Our decision to acquire these properties will generally depend upon:

  no material adverse change occurring relating to the underlying properties, the tenants or in the local economic conditions;
  our receipts of sufficient net proceeds from our offering and financing proceeds to make this acquisition; and
  our receipt of satisfactory due diligence information including appraisal, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these underlying properties. We cannot guarantee that we will complete this acquisition.

In evaluating these properties as a potential acquisition and determining the appropriate amount of consideration to be paid for these properties, we have considered a variety of factors including, overall valuation of net rental income, location, demographics, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rate at the shopping center is comparable to market rates. We believe that these properties are well located, have acceptable roadway access, is well maintained and have been professionally managed. These properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to our decision to acquire these properties.

	Year	Approximate Acquisition Costs Including	Gross Leasable Area	Physical Occupancy as of 06/01/05	No. of
Property	Built	Expenses ($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants **

Software AG Building 8822 S. Ridgeline Blvd. Highlands Ranch, CO	1986	15,840,000	85,860	100	1	Software AG

Wild Oats Market 500 East Ogden Hinsdale, IL	2000	13,580,000	48,000	100	1	Wild Oats Market

Shoppes at Great Southwest Crossing Great Southwest Parkway & Bardin Rd. Grand Prairie, TX (1)	2003	16,292,000	92,270	100	22	Office Depot PETsMART

Mission Crossing 2901 Goliad Road San Antonio, TX (2)	Renov-ated 2003/ 2005	23,100,500	167,754	84	14	Gold's Gym Big Lots Goodwill Industries

Duck Creek Plaza Middle & Kimberly Roads Bettendorf, IA (3)	2005	24,450,000	138,339	87	16	Schnucks Marshalls

Southpark Meadows I-35 and Slaughter Lane Austin, TX (4)	2004	22,225,000	257,926	92	9	Wal-Mart PETsMART

*	Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

**	Major tenants include tenants leasing more than 10% of the gross leasable area of the individual property.

(1)

We anticipate purchasing this property with our own funds and assumption of the existing mortgage debt of approximately $9,217,290. The existing mortgage debt requires monthly principal and interest payments, based on a fixed interest rate of 6.30% over a 30 year amortization term and matures in August 2013.

(2)

The initial closing is expected to be for 140,715 gross leasable square feet and the occupancy percentage represents the estimated occupancy of the entire shopping center as if we purchased it completely. The remaining 27,039 gross leasable square feet is expected to close at a later date when the tenants sign their leases, occupy their space and their leases have commenced.

(3)

The initial closing is expected to be for 119,753 gross leasable square feet and the occupancy percentage represents the estimated occupancy of the entire shopping center as if we purchased it completely. The remaining 18,586 gross leasable square feet is expected to close at a later date when the tenants sign their leases, occupy their space and their leases have commenced.

(4)

The initial closing is expected to be for 236,526 gross leasable square feet and the occupancy percentage represents the estimated occupancy of the entire shopping center as if we purchased it completely. The remaining 21,400 gross leasable square feet is expected to close at a later date when the tenants sign their leases, occupy their space and their leases have commenced.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 360 of our prospectus.

Update

The following table updates shares sold in our offering as of June 21, 2005:

		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our offering dated September 15, 2003:	249,980,000	2,499,720,014	262,079,815	2,237,640,199

Our second offering dated December 21, 2004	91,253,585	912,535,854	94,603,099	817,932,755

Shares sold pursuant to our distribution reinvestment program	7,748,882	73,614,376	-	73,614,376

Shares repurchased pursuant to our share repurchase program	(312,546)	(2,891,054)	-	(2,891,054)

	348,689,921	3,483,179,190	356,682,914	3,126,496,276

  Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.